Rising Dividend Growth Fund
Results of Shareholder Meeting – February 23, 2012 – (unaudited)

On February 23, 2012, a Special Meeting of Shareholders was held to consider a proposal to approve an Agreement and Plan of Reorganization providing for (i) the acquisition of all of the assets and the assumption of all of the liabilities of Rising Dividend Growth Fund, in exchange for shares of Goldman Sachs Rising Dividend Growth Fund to be distributed to the shareholders of Rising Dividend Growth Fund, and (ii) the subsequent liquidation and dissolution of Rising Dividend Growth Fund.

The proposal was approved and the voting results were as follows:

Votes For	Votes Against	Abstain
5,554,297	560,654	468,711